EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

POSTER FINANCIAL GROUP, INC.

AND

GOLDEN NUGGET GROUP

	Poster Financial Group, Inc.		Golden Nugget Group								Poster Financial Group, Inc. Pro Forma (1)
	For the Period from June 2, 2003 (Inception) December 31,	Three Months Ended Mar. 31,	Mirage Resorts, Incorporated (2)		MGM MIRAGE (2)
			Year Ended December 31,	January 1 - May 31,	June 1 - December 31,		Year Ended December 31,		Three Months Ended Mar. 31,	Period from Jan 1, 2004 to Jan 22,	Year Ended December 31,	Three months Ended Mar. 31,	Three Months Ended Mar. 31,
	2003	2004	1999	2000	2000	2001	2002	2003	2003	2004	2003	2003	2004
Earnings:
Pre-tax income (loss)	$(1,479)	$3,162	$2,972	$(5,821)	$2,655	$(650)	$(1,086)	$4,248	$4,456	$975	$(3,103)	$4,557	$6,811
Add: equity in loss of joint venture	-	83	732	647	906	929	864	771	185	26	771	185	109
Add: fixed charges	1,161	4,034	7,001	3,197	4,813	6,724	4,349	3,744	980	229	16,462	4,115	4,102
	$(318)	$7,279	$10,705	$(1,977)	$8,374	$7,003	$4,127	$8,763	$5,621	$1,230	$14,222	$8,857	$11,022

Fixed Charges:
Interest expense (including amortization of debt issue costs, pro forma)	$1,161	$3,951	$6,701	$3,072	$4,638	$6,424	$4,018	$3,413	$897	$209	$16,097	$4,032	$4,019
Interest factor on rentals	-	83	300	125	175	300	331	331	83	20	331	83	83
	$1,161	$4,034	$7,001	$3,197	$4,813	$6,724	$4,349	$3,744	$980	$229	$16,428	$4,115	$4,102

Ratio of earnings to fixed charges (3)	-	1.80	1.53	-	1.74	1.04	-	2.34	5.74	5.37	-	2.15	2.69

(1)          Adjusted to reflect the impact of the offering of our 8¾% senior secured noted due 2011, borrowings under our new senior credit facility and the acquisition of the Golden Nugget Group.

(2)          The entities comprising the Golden Nugget Group were previously part of Mirage Resorts, Incorporated.  On May 31, 2000, all of the outstanding common stock of Mirage Resorts, Incorporated was acquired by MGM Grand, Inc.  (the “Mirage Acquisition”).  MGM Grand, Inc. subsequently changed its name to MGM MIRAGE.  The Mirage Acquisition was accounted for as a purchase, and the accounting basis in the assets and liabilities of the Golden Nugget Group were adjusted to reflect the allocation of purchase price resulting from the Mirage Acquisition.  The information in the ratio of earnings to fixed charges presents results of operations of the Golden Nugget Group for the years ended December 31, 1999, and the period January 1, 2000 through May 31, 2000, utilizing the historical pre-acquisition basis.  See “Selected Historical Consolidated Financial Data of Poster Financial and the Golden Nugget Group (Predecessor Company).”

(3)          Earnings were insufficient to cover fixed charges by the following approximate amounts in the periods indicated:  for Poster Financial Group, Inc. for the period from inception (June 2, 2003) to December 31, 2003 ($1.5 million); for the Golden Nugget Group for the period January 1, 2000 through May 31, 2000 ($5.2 million) and for the year ended December 31, 2002 ($0.2 million).   On a pro forma basis, earnings were insufficient to cover fixed charges by approximately $2.2 million for the year ended December 31, 2003.